Volt Information Sciences, Inc.
560 Lexington Avenue
New York, New York 10022

VIA EDGAR

Securities and Exchange Commission                                                                                   April 5, 2006
100 F Street, N.E.
Washington, D.C. 20549
Attention:            Larry Spirgel
                              Assistant Director

Re: Volt Information Sciences, Inc. (the “Company”) Form 10-K for the fiscal year ended October 30, 2005 Filed January 18, 2006 File No. 1-9232

Dear Mr. Spirgel:

        Set forth below are the Staff’s comments to the Company in its letter dated March 9, 2006, regarding the Company’s Form 10-K for the fiscal year ended October 30, 2005 filed on January 18, 2006 (the “10-K”), followed by the Company’s responses.

Staff Comment 1:

We note that you anticipate an additional $1.8 million, excluding audit fees, to be expended in the first quarter of fiscal 2006, related to compliance for fiscal 2005. In this regard please tell us what is included in these expenditures. Clarify whether you have accrued for these costs in fiscal 2005.

Response to Comment 1:

In the Executive Overview section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations included in the 10-K, the Company stated that it anticipated that an additional $1.8 million, excluding audit fees, would be expended in the first quarter of fiscal 2006, related to compliance with the Sarbanes-Oxley Act for fiscal 2005. This anticipated expenditure included consultants and their travel costs. These incurred costs were not accrued in fiscal 2005 since the work performed by such consultants was performed during the first quarter of fiscal 2006. It is the Company’s accounting policy to accrue consulting costs in the period in which the consultants perform their services.

Staff Comment 2:

You state in fiscal 2004 you recorded $1.2 million in accruals for “potential” losses and employee separation charges for Volt Europe. Please tell us in detail to what these charges related. In addition, tell us how you considered FASB Concept Statement 6 and SFAS 146 with respect to these charges.

Response to Question 2:

In the Staffing Services section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations by Segment for fiscal year 2004 compared to 2003, the Company stated that an accrual of $1.2 million for potential losses and employee separation charges for Volt Europe was recorded in fiscal 2004. This accrual included approximately $1 million based upon an estimate to settle a dispute with a customer concerning a job the Company performed for it, and the remainder related to an estimate to resolve a dispute with a terminated employee of the Company. The amount of the accrual was based upon the Company’s SFAS 5 analysis indicating that it was probable that a liability had been incurred and the amount could be reasonably estimated. Based upon the definitions of a liability as set forth in FASB Concepts Statement No. 6, the Company believed it was obligated to make future payments, the events obligating the Company had already occurred and the Company would be paying future funds to settle such obligations. Therefore the Company established these accruals. The Company used its best estimates of its probable expenditures in determining the accrual amount necessary to satisfy such obligations. The Company considered SFAS 146 in determining these accruals and believes that SFAS 146 is not applicable since the obligations were not costs associated with exit or disposal activities. In future filings with the Commission, the Company will use the word “probable” in lieu of “potential” when describing such accruals.

Staff Comment 3:

Revise your consolidated balance sheets and consolidated statements of cash flows to show restricted cash separately from the line item labeled “cash and cash equivalents” in accordance with Rule 5-02.1 of Regulation S-X.

Response to Question 3:

In the Company’s filing of its Form 10-Q for its first quarter of fiscal 2006, the Company has revised its presentation of restricted cash to conform to Regulation S-X, and the Company will continue such presentation in all future filings with the Commission.

Staff Comment 4:

We note your reference to independent valuation expert in regard to the determination and allocation of the purchase price. While you are not required to make reference to this independent valuation, when you do you should also disclose the name of the expert and include the consents of the expert. If you decide to delete your reference to the independent valuation, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation. Revise to comply with this comment.

Response to Question 4:

The Company will expand its disclosures related to the methodology employed in valuing its business acquisitions in future filings with the Commission, as follows:

“The Company estimated the value of Volt Delta as of August 2, 2004 at $141.5 million, which resulted in the 24% minority interest being valued at $34 million. The value of Volt Delta was estimated by using an average of three recognized valuation methods referred to as the: market multiple methodology, the comparable transaction methodology and the discounted cash flow methodology. The market multiple methodology involved valuing Volt Delta at a multiple of its recent historical and projected revenues, EBIT (earnings before interest and taxes) and EBITDA (earnings before interest, taxes, depreciation and amortization). The range of multiples used was determined from other companies in similar industries. The comparable transaction methodology involved valuing Volt Delta at a multiple of its recent historical revenues, EBIT and EBITDA. The range of multiples used was determined from those present in recent acquisitions of companies in similar industries. The discounted cash flow methodology involved valuing Volt Delta at the discounted value of its projected future cash flows.

Intangible assets of $15.1 million were allocated based on the fair values of the acquired project maintenance income and the acquired workstation technology. In valuing the project maintenance income, Volt Delta used the same discount rate as used in the discounted cash flow methodology discussed above and an assumed attrition rate for the acquired customer contracts. In valuing the workstation technology, it was assumed that Volt Delta would benefit from the acquired technology by being relieved from having to pay future royalties to a third-party for the software acquired. The assumed savings of the royalty on projected future revenues was based upon a royalty percent arrived at by a review of the marketplace and the use of the same discount rate used in the discounted cash flow methodology. The other assets acquired and liabilities assumed were valued at their fair value at the date of acquisition.”

Staff Comment 5:

We note that on December 29, 2005, Volt Delta purchased from Nortel Networks its 24% minority interest in Volt Delta for approximately $61.8 million. We also note on pages 78-79 that the original valuation of this 24% interest on the sale date of August 2, 2004 was $34.0 million. Tell us in detail why there is such a significant difference in the 24% value of Volt Delta between August 2, 2004 and December 29, 2005. Specifically tell us what assumptions and valuation techniques you used to value this interest in August 2004 and December 2005. In addition, tell us the business purpose for the original transaction and the repurchase transaction.

Response to Question 5:

As noted in response 4, the Company estimated the value of Volt Delta as of August 2, 2004 at $141.5 million, which resulted in the 24% minority interest being valued at $34 million. This valuation of Volt Delta was estimated by using an average of three recognized valuation methods referred to as the: market multiple methodology, the comparable transaction methodology and the discounted cash flow methodology. The Members’ Agreement dated as of August 2, 2004 between Volt Delta and Nortel Networks provided that, commencing two years from the date thereof, Nortel Networks could exercise a put option, or Volt Delta could exercise a call option, in each case to cause the purchase by Volt Delta of Nortel Networks’ minority interest in Volt Delta. If either party exercised this option between the second and third year from the date of the Members’ Agreement, the price would be based upon a formula driven by the Volt Delta revenue for the preceding twelve-month period, with a minimum put/call value of $25 million and a maximum value of $70 million. If the option were exercised before the second year or after the third year, the put/call value would be a negotiated value between the two parties. In the October 2005 Form 10-K, the Company valued the put/call option for the minority interest, in accordance with the Members’ Agreement, in the footnote related to acquisitions and sales of businesses and subsidiaries. The initial computation of this value at October 31, 2004 was $45.1 million, and due to the increasing revenue of Volt Delta over the subsequent year, the value of this put/call option at October 30, 2005 was $55.9 million. Since Nortel Networks’ minority interest in Volt Delta was purchased prior to the date the option was exercisable, the price was determined through negotiations between Volt Delta and Nortel. The agreed upon price was $61.8 million, which included $5.4 million for Nortel's portion of excess cash in the operation.

As noted above, the initial valuation of the minority interest and the final value of the minority interest were based on two different methods. The initial value was based upon a valuation, and the final value was based upon negotiation.

The Volt Delta business purpose of the original transaction was to enhance the operation of its own directory operator services business and, as noted in the 10-K, provide the newly combined customer base with new solutions, an expanded suite of products, content and enhanced services. The Volt Delta purchase of the minority interest was important from a strategic perspective, as it allowed Volt Delta to pursue other potential acquisitions without obtaining Nortel approval. It was also beneficial to Volt in that an additional $4.5-$5.0 million in earnings would be recognized by Volt and not allocated to the minority interest. This is expected to exceed the interest cost of the purchase price.

        Please note that the Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosures in the filing, (b) the Staff comments or the Company’s changes to disclosures in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any actions with respect to the filing, and (c) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Following your review of this letter, we would appreciate you telephoning our counsel, Mr. Michael J. Shef at Troutman Sanders LLP (212-704-6140), if you have any questions or need any additional information.

        Thank you for your consideration.

Very truly yours,
/s/ Jack Egan Jack Egan Senior Vice President and Chief Financial Officer

      cc:   Kyle Moffatt
              Inessa Berenbaum

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